UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

 ICL GROUP LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

 ICL GROUP LTD.
ICL GROUP LTD.
1.	ICL Signs Agreements for the Supply of Potash to Customers in China during 2023 and Provides an Update to its 2023 EBITDA Guidance

   Item 1
ICL Signs Agreements for the Supply of Potash to Customers in China during 2023 and Provides an Update to its 2023 EBITDA Guidance

ICL hereby announces that as part of its 2022-2024 Chinese framework agreements, ICL has signed contracts with its customers in China to supply an aggregate amount of 800,000 metric tons of potash, with mutual options for an additional 350,000 metric tons, to be supplied during 2023. The agreed selling price in the contracts is $307 per ton, which aligns with recent contracts settlements. For information regarding ICL’s 2022-2024 Chinese framework agreements, as well as for the 2022 agreements, see the Company’s announcement dated February 17, 2022 (Ref No.2022-02-017091).

Due to the lower than anticipated aforesaid China settlement price, ICL expects a negative impact on its 2023 EBITDA guidance of approximately $400M. In addition, a recovery in demand for flame retardants, which was expected in the second half of the year, has not yet begun to materialize. If such recovery is delayed until the end of 2023, it could result in a further reduction of approximately $200M in the Company’s 2023 EBITDA guidance. The Company reiterates that it is on track with regards to execution of its five-year plan, and does not expect these developments to have a material impact on it.

For information regarding ICL’s 2023 EBITDA guidance as indicated in its Q1 results, see ICL’s 2023 Q1 Financial Results and Business Overview dated May 10, 2023 (Ref No.2023-02-049797). For details regarding the Company’s five-year plan, see the Company’s announcement dated October 25, 2022 (Ref No.2022-02-129421).

Forward-looking Statements

This announcement contains statements that constitute “forward looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others.

Forward looking statements include, but are not limited to, statements regarding our expected results for 2023 and the impact of potash sales prices and demand for flame retardants on our future financial condition and results of operations. Forward looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward looking statements due to various factors, including, but not limited to the factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2023.

Forward looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
Name:	Aviram Lahav
Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
Name:	Aya Landman
Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: June 22, 2023